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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person
   Dennis P. Wilkinson
   500 Hillbrook Road
   Bryn Mawr, PA 19010

2. Date of Event Requiring Statement (Month/Day/Year)
   11/23/98

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Princeton Video Image, Inc.    "PVII"

5. Relationship of Reporting Person to Issuer (Check all applicable) ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer

6. If Amendment, Date of Original (Month/Day/Year)
   12/03/98

7. Individual or Joint/Group Filing (Check applicable line)
   (X) Form filed by One Reporting Person
   ( ) For filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Beneficially Owned
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1. Title of Security  2. Amount of Securities 3. Ownership       4. Nature of
   (Instr. 4)            Beneficially Owned      Form: Direct       Indirect
                         (Instr. 4)              (D) or Indirect    Beneficial
                                                 (I) (Instr. 5)     Ownership
                                                                    (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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FORM 3 (continued)

Table II -- Derivative Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
===========================================================================

1. Title of Derivative  2. Date Exer-       3. Title and Amount     4. Conversion   5. Ownership   6. Nature of
   Security (Instr. 4)     cisable and         of Securities           or Exercise     Form of        Indirect
                           Expiration          Underlying              Price of        Derivative     Beneficial
                           Date (Month/        Derivative Security     Derivative      Security:      Ownership
                           Day/Year)           (Instr. 4)              Security        Direct (D)     (Instr. 5)
                        -------------------------------------------                    or Indirect
                        Date    Expiration     Title       Amount or                   (I) (Instr. 5)
                        Exer-   Date                       Number of
                        cisable                            Shares
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Option to Purchase      (1)     11/23/08     Common Stock   200,000      $4.5625        D               --
----------------------------------------------------------------------------------------------------------------
Option to Purchase      (2)     11/23/08     Common Stock     (2)        $7.00          D               --
----------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:

(1) 5,555.56 shares become exercisable monthly, commencing on December 1, 1998, over a period of three years.

(2) Up to 200,000 shares become exercisable in annual installments in amounts of up to 50,000 shares per year for the fiscal years ending June 30, 1999, 2001 and 2002, and up to 75,000 for the fiscal year ending June 30, 2000.
The number of shares which vest each year will be based upon annual fiscal milestones for each of such fiscal years, and in the case of the fiscal year ending June 30, 2000, the preceding fiscal year. The vesting date for such shares shall be the date of the Issuer's independent auditor's final report containing audited financial statements for each applicable year.



    /s/ Dennis P. Wilkinson                         January 8, 1999
------------------------------------            ------------------------
 ** Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedures.

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